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                                                           OMB APPROVAL
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------                                                 OMB Number: 3235-0362
FORM 5                                              Expires:  September 30, 1998
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                                                    hours per response .... 1.0
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/ / Check box if no           UNITED STATES SECURITIES AND EXCHANGE COMMISSION
    longer subject to                       WASHINGTON, D.C. 20549
    Section 16. Form
    4 or Form 5             ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    obligations may
    continue. See            Filed pursuant to Section 16(a) of the Securities
    Instruction 1(b).                        Exchange Act of 1934,
/ / Form 3 Holdings                  Section 17(a) of the Public Utility
    Reported                 Holding Company Act of 1935 or Section 30(f) of
/ / Form 4                              the Investment Company Act
    Transactions                                   of 1940
    Reported

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
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 1. Name and Address of Reporting Person*      2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person(s)
                                                  Starwood Hotels & Resorts Worldwide, Inc./    to Issuer (Check all applicable)
Stern, Daniel H.                                  Starwood Hotels & Resorts HOT                  X  Director         10% Owner
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  (Last)          (First)          (Middle)    3. IRS or Social Security  4. Statement for          Officer (give    Other (Specify
Reservoir Capital Group, LLC                      Number of Reporting        Month/Year         ----        title ---       below)
650 Madison Avenue                                Person (Voluntary)         December 1999                   below)
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                 (Street)                                                 5. If Amendment,              ------------------------
                                                                             Date of Original 7. Individual or Joint/Group Reporting
                                                                             (Month/Year)         (Check Applicable Line)
New York            NY               10022                                                        X     Form filed by One Reporting
                                                                                                  ----  Person
                                                                                                        Form filed by More than One
                                                                                                  ----  Person
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  (City)           (State)           (Zip)     TABLE 1 -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
USA
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 1. Title of Security           2. Trans-   3. Trans-    4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
    (Instr. 3)                     action      action       or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date        Code         (Instr. 3, 4, and 5)         cially Owned at     Form:          direct
                                               (Instr. 8)                                end of Issuer's     Direct         Benefi-
                                  (Month/                                                Fiscal Year         (D) or         cial
                                   Day/                 ----------------------------     (Instr. 3 and 4)    Indirect       Owner-
                                   Year)                Amount    (A) or      Price                          (I)            ship
                                                                  (D)                                        (Instr. 4)     (Instr.
                                                                                                                            4)

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Shares (1)                      03/31/99      A(2)       565       A          $22.1250                          D
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Shares (1)                      06/30/99      A(2)       565       A          $22.1250                          D
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Shares (1)                      09/30/99      A(2)       565       A          $22.1250                          D
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Shares (1)                      12/31/99      A(2)       565       A          $22.1250                          D
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                                                                                              3,816             D
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* If the form is filed by more than one reporting person, see instruction 4(b)(v).                                            (Over)
                                                                                                                     SEC 2270 (7/96)
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
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FORM 5 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4     Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                               --------------- Exer-   tion       Title   Number of
                                                                (A)     (D)    cisable Date               Shares
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Option to Purchase         $29.7500       06/30/99     A(3)     4,500          06/30/99 06/30/09  Shares   9,000
Shares (1)                                                                                        (1)
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
1. Title of Derivative       9. Number of           10. Ownership               11. Nature of
   Security                     Derivative              of Derivative               Indirect
   (Instr. 3)                   Securities              Security:                   Beneficial
                                Beneficially            Direct (D)                  Ownership
                                Owned at End            or Indirect (I)             (Instr. 4)
                                of Year                 (Instr. 4)
                                (Instr. 4)

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                                 9,000                       D
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Explanation of Responses:

Reporting Person    Stern, Daniel H.
Issuer Name         Starwood Hotels & Resorts Worldwide, Inc./Starwood Hotels & Resorts
Address             Reservoir Capital Group, LLC
                    650 Madison Avenue

                    New York, NY 10022
                    USA

Identification Number

(1) Pursuant to an agreement between Starwood Hotels & Resorts Worldwide, Inc., a Maryland corporation (the "Corporation") and
Starwood Hotels & Resorts, a Maryland real estate investment trust (the "Trust" and, together with the Corporation, "Starwood"), each holder of shares of common stock, par value $0.1 per share, of the Corporation (each, a "Corporation Share") owns an equivalent number of shares of Class B shares of beneficial interest, par value $.01 per share, of the Trust (each, a "Trust
Share"). Corporation Shares and Trust Shares may be held and traded only in units ("Shares") consisting of one Corporation Share and one Trust Share.

(2) Under the terms of Starwood's long-term incentive plan (the "LTIP"), certain eligible Directors of Starwood receive quarterly grants of Shares in an amount specified by the LTIP.

(3) Under the terms of Starwood's LTIP, certain eligible Directors of Starwood receive an annual grant of options to purchase Shares in amounts specified by the LTIP.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                                  ------------------------------- -------
                                                                                             **Signature of Reporting Person   Date
                                                                                                   /s/ Daniel H. Stern

Note: File three copies of this Form, one of which must be manually signed.                                               Page 2
      If space provided is insufficient, see Instruction 6 for procedure.                                            SEC 2270 (7/96)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.
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